

February 25, 2010

Via Mail and Facsimile (86 (10) 5996 0386)

Chen Ge
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing 100728
The People's Republic of China

      Re: China Petroleum & Chemical Corporation
               Form 20-F for the Fiscal Year Ended December 31, 2008
               Filed May 20, 2009
               File No. 1-15138
               Response letter filed February 11, 2010

Dear Mr. Ge:

      We refer you to our comment letters dated December 24, 2009 and February 1, 2010 regarding possible business contacts with Iran and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                  Sincerely,

                  Cecilia Blye, Chief
                  Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance